Exhibit 99.2

Vision Marine Technologies Announces the Launch of the E-Motion™ 180e Inboard

The Most Efficient and Powerful Inboard Electric Motor System on the Market

Montreal, Canada – September 23, 2024 – Vision Marine Technologies Inc. (NASDAQ: VMAR), a pioneer in electric marine propulsion, is excited to announce the launch of its revolutionary E-Motion™ 180e Inboard electric motor system. Delivering an impressive continuous 180hp at the propeller, this new system opens an important market segment for Vision Marine, significantly expanding the range of vessels that can benefit from its advanced electric propulsion technology.

Following extensive development and rigorous testing, the E-Motion™ 180e Inboard system incorporates 95% of the components from the highly successful E-Motion™ outboard motor, so that the outboard motor system can relay the proven reliability and consistent performance of the inboard system. This seamless integration allows Vision Marine to extend its offerings within the electric marine sector, positioning the Company to meet the growing demand for electric propulsion solutions in both outboard and inboard applications.

The E-Motion™ 180e Inboard has successfully completed sea trials on a prominent European inboard boat brand, demonstrating its capabilities and readiness for recreational use. Vision Marine’s entry into the inboard engine sector represents a significant step in its strategy to address the rising demand for sustainable, high-performance propulsion systems in recreational boats, catamarans, sailboats, ski boats, wakeboard boats, tugboats, cruisers, and more.

This latest innovation enables Vision Marine to capture a broader segment of the market by catering to a wider range of vessel types. According to Global Market Insights, the global inboard engine market was valued at USD 1.5 billion in 2023 and is projected to grow at a CAGR of 6.4% through 2032, driven by increased recreational boating activities and rising demand for eco-friendly propulsion systems.

“The E-Motion™ 180e Inboard leverages the expertise we've built since 2015, starting with our work on inboard electric propulsion in the Bruce22 model,” said Alexandre Mongeon, CEO of Vision Marine Technologies. “The solid foundation of our E-Motion™ outboard system, developed from this inboard experience, ensures the reliability and efficiency of our new inboard offering. The E-Motion™ 180e Inboard brings the same tested and proven technology to a broader range of vessels, reaffirming our commitment to advancing electric propulsion in the marine industry.”

Anticipation is growing as Vision Marine prepares to unveil the E-Motion™ 180e Inboard at the upcoming IBEX International Boat Show on October 2, 2024. This launch will showcase Vision Marine’s commitment to delivering cutting-edge electric propulsion solutions for a diverse range of marine applications.

For more information on Vision Marine Technologies and the E-Motion 180e Inboard, please visit https://visionmarinetechnologies.com/

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (Nasdaq: VMAR) epitomizes the marine industry’s shift towards electric propulsion, offering the pioneering E-Motion™ outboard powertrain system. This innovative technology represents a significant leap forward in marine propulsion, combining advanced battery packs, inverters, and high-efficiency motors with proprietary software and assembly techniques. Vision Marine’s commitment to eco-friendly electric powerboats is reshaping the recreational boating experience, offering higher speeds, longer ranges, and smoother rides than traditional internal combustion engine boats. With a focus on design, innovation, and craftsmanship, Vision Marine continues to redefine recreational boating for a more sustainable future.

Forward-Looking Statements

This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include predictions, expectations, estimates, and other information that might be considered future events or trends, not relating to historical matters. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Vision Marine’s Annual Report on Form 20-F for the year ended August 31, 2023, and its periodic filings with the SEC provide a detailed discussion of these risks and uncertainties. Vision Marine does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, as required by law.

Website: visionmarinetechnologies.com

Twitter: @marine_vision

Facebook: @VisionMarineTechnologies

Instagram: @visionmarine.technologies

YouTube: @VisionMarineTechnologies

Investor and Company Contact:

Bruce Nurse
(303) 919-2913
bn@v-mti.com